SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

AMERIGAS PARTNERS, L.P.

(Name of the Issuer)

UGI Corporation

AmeriGas, Inc.

AmeriGas Propane, Inc.

AmeriGas Propane Holdings, Inc.

AmeriGas Partners, L.P.

AmeriGas Propane Holdings, LLC

(Names of Persons Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

030975 106

(CUSIP Number of Class of Securities)

Michelle Bimson Maggi Group Counsel and Director of Government Affairs AmeriGas Propane, Inc. 460 North Gulph Road King of Prussia, PA 19406 (610) 337-1000		Monica M. Gaudiosi Vice President and General Counsel, Secretary UGI Corporation 460 North Gulph Road King of Prussia, PA 19406 (610) 337-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to
Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234	Mark A. Morton Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6078	Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,496,188,953	$ 302,539

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on (a) the product of (i) $36.05, the average of the high and low prices per AmeriGas common unit as reported on the New York Stock Exchange on May 2, 2019, and (ii) 69,242,412, the estimated maximum number of AmeriGas common units that may be exchanged for the merger consideration (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$238,506	Filing Party:	UGI Corporation

Form or Registration No.:	Registration Statement on Form S-4 (File No. 333-231242)	Date Filed:	May 6, 2019

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by AmeriGas Partners, L.P., a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13e-3 transaction; UGI Corporation, a Pennsylvania corporation (“UGI”); AmeriGas, Inc., a Pennsylvania corporation; AmeriGas Propane, Inc., a Pennsylvania corporation (the “General Partner”); AmeriGas Propane Holdings, Inc., a Delaware corporation (“Holdings”); and AmeriGas Propane Holdings, LLC, a Delaware limited liability company (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 1, 2019 (the “Merger Agreement”), by and among UGI, Holdings, Merger Sub, the Partnership and the General Partner. Pursuant to the Merger Agreement, Merger Sub shall merge with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as an indirect, wholly owned subsidiary of UGI (the “Merger”). The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time, other than (a) Common Units held by the General Partner (“Sponsor Units”) or (b) the Partnership or any of its subsidiaries or UGI or any of its affiliates (excluding the Sponsor Units) (the “Affiliate Units”), will be converted into the right to receive, at the election of each such holder of Common Units (the “Unaffiliated AmeriGas Unitholders”), but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration (collectively, the “merger consideration”): (i) 0.6378 shares of common stock, no par value, of UGI (all shares of such common stock, the “UGI Shares” and such election, a “Share Election”); (ii) $7.63 in cash, without interest, and 0.500 UGI Shares (such election, a “Mixed Election”); or (iii) $35.325 in cash, without interest (such election, a “Cash Election”). In addition, until the closing of the Merger, the holders of Common Units (the “Unitholders”) will continue to receive regular quarterly distributions, in the ordinary course of business consistent with past practice but subject to certain restrictions and requirements contained in the Merger Agreement, of not less than $0.95 per Common Unit with respect to any completed quarter prior to closing. As of the Effective Time, all of the Common Units converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist. Immediately prior to the Effective Time, the General Partner’s economic general partner interest in the Partnership will be converted into (a) 10,615,711 Common Units, which will not be converted into the merger consideration and will remain outstanding as partnership interests in the Partnership following the Effective Time and (b) a non-economic general partner interest in the Partnership as the surviving entity. The Sponsor Units will be unaffected by the Merger and will remain outstanding following the Effective Time. Immediately prior to the Effective Time, the Affiliate Units will be automatically cancelled and cease to exist, with no consideration being paid thereon.

The merger consideration is subject to a proration (the “proration”) designed to ensure that the number of UGI Shares issuable as part of the merger consideration will equal approximately 34,621,206 UGI Shares. Unitholders may elect the Share Election, the Mixed Election or the Cash Election. However, the ability for Unitholders to receive the merger consideration they elected will depend on the elections of other Unitholders. The proration of the merger consideration payable to Unitholders in the Merger will not be known until Computershare, Inc. tallies the results of the elections made by Unitholders, which will not occur until near or after completion of the Merger. If no valid election is made with respect to a Common Unit, such Unitholder will receive such merger consideration as is determined in accordance with the proration provisions of the Merger Agreement.

The Merger is subject to certain closing conditions, including approval by the holders of a majority of the outstanding Common Units at a special meeting of Unitholders.

The audit committee of the board of directors of the General Partner (the “GP Board” and such audit committee, the “GP Audit Committee”), consisting of four members of the GP Board who meet the independence qualifications under the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of July 27, 2009, as amended (the “Partnership Agreement”), and the Charter of the GP Audit Committee for membership on the GP Audit Committee, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Unaffiliated AmeriGas Unitholders, (ii) approved, and recommended that the GP Board approve, the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved, and recommended that the GP Board resolve, to recommend approval of the

Merger Agreement to the Unitholders, with such recommendation and approval constituting “Special Approval” as such term is defined in the Partnership Agreement. In making its recommendation, the GP Audit Committee considered, among other things, the opinion of Tudor Pickering Holt & Co Advisors LP (“TPH”), the independent financial advisor to the GP Audit Committee, that, as of the date of its opinion, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion set forth therein, the Merger Consideration (as defined in TPH’s opinion) to be paid to the Unaffiliated AmeriGas Unitholders in the Merger pursuant to the Merger Agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders.

The GP Board, after considering various factors, including the unanimous determination and recommendation of the GP Audit Committee, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Unaffiliated AmeriGas Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to submit the Merger Agreement to a vote of the Unitholders and recommend approval of the Merger Agreement by the Unitholders.

Concurrently with the filing of this Transaction Statement, UGI is filing with the SEC a registration statement on Form S-4, which includes a notice of meeting and a proxy statement/prospectus (the “Proxy Statement/Prospectus”) with respect to (i) the issuance of UGI Shares as a portion of the merger consideration and (ii) the special meeting of Unitholders, at which Unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement/Prospectus.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning each filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Parties”

“The Parties”

(b) Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Special Meeting; AmeriGas Common Units Entitled to Vote; Required Vote”

“The Special Meeting—Record Date; Outstanding Units; AmeriGas Common Units Entitled to Vote”

(c) Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Where AmeriGas Common Units Are Traded”

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d) Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Comparative Share/Unit Prices and Distributions”

“Common Unit Market Price and Distribution Information”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—The Parties”

“The Parties”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“The Special Meeting—Required Vote”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—No Dissenters’ Rights or Appraisal Rights”

“Proposal 1: The Merger Agreement”

“The Support Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Comparison of Rights of UGI Shareholders and AmeriGas Unitholders”

Annex A: Agreement and Plan of Merger

Annex C: Support Agreement

(b) Purchases. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Equity Security Ownership”

“Certain Purchases and Sales of Common Units”

(c) Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Provisions for Unaffiliated AmeriGas Unitholders”

“Special Factors—No Dissenters’ Rights or Appraisal Rights”

“Proposal 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—No Dissenters’ Rights or Appraisal Rights”

“Questions and Answers”

“Special Factors—No Dissenters’ Rights or Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated AmeriGas Unitholders”

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units”

“Special Factors—Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units”

“Proposal 1: The Merger Agreement—Conditions to Completion of the Merger”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“The Parties”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Certain Purchases and Sales of Common Units”

“Where You Can Find More Information”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Proposal 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“The Special Meeting—Quorum”

“The Special Meeting—Required Vote”

“Proposal 1: The Merger Agreement”

“The Support Agreement”

“Common Unit Market Price and Distribution Information”

“Equity Security Ownership”

“Where You Can Find More Information”

“Proposal 3: The Advisory Compensation Proposal”

Annex A: Agreement and Plan of Merger

Annex C: Support Agreement

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)-(b) Purposes; Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Proposal 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

(c) (1)-(8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Listing of UGI Shares; Delisting and Deregistration of AmeriGas Common Units”

“Proposal 1: The Merger Agreement”

Annex A: Agreement and Plan of Merger

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

“Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials”

(c) Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

“Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials”

(d) Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal 1: The Merger Agreement”

“Proposal 3: The Advisory Compensation Proposal”

Annex A: Agreement and Plan of Merger

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

“Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials”

Annex B: Opinion of Tudor Pickering Holt & Co Advisors LP

(c) Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“The Special Meeting—Record Date; Outstanding Units; AmeriGas Common Units Entitled to Vote”

“The Special Meeting—Quorum”

“The Special Meeting—Required Vote”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Proposal 1: The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

Annex B: Opinion of Tudor Pickering Holt & Co Advisors LP

(e) Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

(f) Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by J.P. Morgan Securities LLC and provided to UGI, dated January 17, 2019, January 25, 2019, February 25, 2019, March 4, 2019 and April 1, 2019 are set forth as Exhibits (c)(3) — (c)(7), respectively, hereto and are incorporated herein by reference. The presentation materials prepared by Tudor Pickering Holt & Co Advisors LP and provided to the GP Audit Committee, dated January 31, 2019, February 12, 2019, February 14, 2019, February 19, 2019 (referring to two presentations), February 26, 2019, February 28, 2019, March 5, 2019, March 13, 2019, March 18, 2019 (referring to two presentations), March 29, 2019 and April 1, 2019 are set forth as Exhibits (c)(8) — (c)(20), respectively, hereto and are incorporated herein by reference. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Opinion of the Financial Advisor to the GP Audit Committee”

“Summary—J.P. Morgan Securities LLC Financial Advisor Materials”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

“Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

Annex B: Opinion of Tudor Pickering Holt & Co Advisors LP

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested Unitholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

(c) Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Expenses”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Proposal 1: The Merger Agreement—Effect of Termination; Termination Fee and Expenses”

Annex A: Agreement and Plan of Merger

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“The Special Meeting—Common Unit Ownership of and Voting by the General Partner’s and UGI’s Directors, Executive Officers and Affiliates”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Certain Purchases and Sales of Common Units”

“Equity Security Ownership”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“The Special Meeting—Common Unit Ownership of and Voting by the General Partner’s and UGI’s Directors, Executive Officers and Affiliates”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the UGI Filing Parties as to the Fairness of the Merger”

“Special Factors—The UGI Filing Parties’ Reasons for the Merger”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Proposal 1: The Merger Agreement—Conditions to Completion of the Merger”

“Proposal 1: The Merger Agreement—GP Audit Committee and GP Board Recommendation and AmeriGas Adverse Recommendation Change”

“The Support Agreement”

Annex A: Agreement and Plan of Merger

Annex C: Support Agreement

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a) Financial Statements. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Summary Historical Consolidated Financial Data of AmeriGas”

“Common Unit Market Price and Distribution Information”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 is incorporated herein by reference.

The Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2018 is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“UGI Corporation Unaudited Pro Forma Financial Information”

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“The Special Meeting—Recommendation of the GP Board”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the GP Audit Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of the Financial Advisor to the GP Audit Committee”

“Special Factors—J.P. Morgan Securities LLC Financial Advisor Materials”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Treatment of Performance Units, Restricted Units, Phantom Units and AmeriGas Equity Plans”

“Special Factors—Interests of Directors and Executive Officers of the General Partner in the Merger”

“Proposal 1: The Merger Agreement—Treatment of AmeriGas LTIP Awards”

“Proposal 3: The Advisory Compensation Proposal”

(c) Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus of UGI (incorporated herein by reference to UGI’s Form S-4 filed concurrently with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(5)	Press Release of the Partnership, dated as of April 2, 2019 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed April 2, 2019).

(c)(1)	Opinion of Tudor Pickering Holt & Co Advisors LP (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus).

(c)(2)	Opinion of J.P. Morgan Securities LLC.

(c)(3)	Presentation materials prepared by J.P. Morgan Securities LLC, dated January 17, 2019, for UGI.

(c)(4)	Presentation materials prepared by J.P. Morgan Securities LLC, dated January 25, 2019, for UGI.

(c)(5)	Presentation materials prepared by J.P. Morgan Securities LLC, dated February 25, 2019, for UGI.

(c)(6)	Presentation materials prepared by J.P. Morgan Securities LLC, dated March 4, 2019, for UGI.

Exhibit No.	Description

(c)(7)	Presentation materials prepared by J.P. Morgan Securities LLC, dated April 1, 2019, for UGI.

(c)(8)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated January 31, 2019, for the GP Audit Committee.

(c)(9)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 12, 2019, for the GP Audit Committee.

(c)(10)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 14, 2019, for the GP Audit Committee.

(c)(11)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 19, 2019, for the GP Audit Committee.

(c)(12)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 19, 2019, for the GP Audit Committee.

(c)(13)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 26, 2019, for the GP Audit Committee.

(c)(14)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 28, 2019, for the GP Audit Committee.

(c)(15)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 5, 2019, for the GP Audit Committee.

(c)(16)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 13, 2019, for the GP Audit Committee.

(c)(17)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 18, 2019, for the GP Audit Committee.

(c)(18)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 18, 2019, for the GP Audit Committee.

(c)(19)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 29, 2019, for the GP Audit Committee.

(c)(20)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated April 1, 2019, for the GP Audit Committee.

(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2019, by and among UGI, Holdings, Merger Sub, the Partnership and the General Partner (incorporated herein by reference to Annex A of the Proxy Statement/Prospectus).

(d)(2)	Support Agreement, dated as of April 1, 2019, by and between the Partnership and the General Partner (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

(f)	None.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 6, 2019

AMERIGAS PARTNERS, L.P.

By:	AMERIGAS PROPANE, INC.,
its general partner

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

UGI CORPORATION

By:	/s/ John L. Walsh
Name:	John L. Walsh
Title:	President and Chief Executive Officer

AMERIGAS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

AMERIGAS PROPANE, INC.

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

AMERIGAS PROPANE HOLDINGS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

AMERIGAS PROPANE HOLDINGS, LLC

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President